100 North Tampa Street, Suite 4100 | Tampa, FL 33602 | T 813.227.8500 | F 813.229.0134

Holland & Knight LLP | www.hklaw.com

Chester E. Bacheller

(813) 227-6431

chet.bacheller@hklaw.com

January 25, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief, Office of Information Technologies and Services

Re:	Jabil Circuit, Inc. Form 10-K for the Fiscal Year Ended August 31, 2015 Filed October 16, 2015 File No. 001-14063

Dear Ms. Collins:

I am writing you on behalf of Jabil Circuit, Inc. (“Jabil”) in connection with your letter dated January 21, 2016 regarding the above matter. I am sending you this letter as a follow up to a conversation I had earlier today with Frank Knapp.

Your letter requested that Jabil either provide a response within ten business days or notice of when it would provide a response. As I mentioned to Mr. Knapp in our call, the letter from the Staff of the Division of Corporation Finance (the “Staff”) requests a substantial amount of additional information and it will take Jabil a period of time to compile relevant information and present the material to the Staff for its consideration. As a result, as discussed with Mr. Knapp, Jabil anticipates filing a response no later than February 29, 2016. While Jabil will strive to have the information available before that date, they want to be sure that they have adequate time to complete the foregoing process.

Please let me know if you have any questions concerning the foregoing.

Very truly yours, HOLLAND & KNIGHT, LLP.

By:	/s/ Chester E. Bacheller
Chester E. Bacheller

cc:	Forbes I.J. Alexander, Chief Financial Officer, Jabil Circuit, Inc.

Stephanie Ade, Vice President, Financial Reporting, Jabil Circuit, Inc.

Robert L. Paver, Esq., General Counsel, Jabil Circuit, Inc.